FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following communication was sent to certain customers of IonQ, Inc. on January 26, 2026:

From: Dean Acosta

To: Customers

Subject: HEADS UP: Sharing breaking news-IonQ to acquire SkyWater Technology

Good morning. Hope all is well with you. As a follow up to our email exchange over the weekend, I wanted to share the breaking news about IonQ. Today we announced that we have entered into a definitive agreement to acquire SkyWater Technology – the largest U.S.-based, pure-play semiconductor foundry that offers advanced semiconductor development and manufacturing services. Together, IonQ and SkyWater will create the first of its kind, vertically integrated quantum technology company, strengthening IonQ’s position as a trusted ecosystem partner to the U.S. government, allies, and partners. You can read our press release on the announcement here.

With SkyWater, we expect to accelerate multiple pathways for next-generation quantum chips with speed, precision, and scale. Key highlights of the transaction include:

•

Strengthens IonQ’s Position as a Trusted Government Partner with DMEA Category 1 Trusted Accreditation: The combination will support IonQ’s recently launched IonQ Federal division, supporting the federal and defense sectors with cutting-edge quantum solutions. IonQ will be well-positioned to support multiple important Department of War programs, such as the Microelectronics Commons network to support warfighter applications, and address critical national security vulnerabilities.

•

SkyWater to Continue Serving as a Semiconductor Foundry and Merchant Supplier: SkyWater remains committed to its current Aerospace and Defense and commercial markets and will continue as a pure-play global semiconductor foundry and merchant supplier, providing new and existing customers with the same high-quality standards they have come to expect. SkyWater will also continue delivering essential technology building blocks to other companies that are focused on advancing artificial intelligence, quantum computing, electrification, IoT, health diagnostics, and more. Upon close, SkyWater will be able to offer IonQ’s industry-leading quantum sensors and quantum networking solutions to SkyWater customers and partners.

•

Brings Together Highly Talented Engineering Teams to Drive Innovation and Broaden Reach: We believe that IonQ and SkyWater have some of the best talent in the quantum computing and semiconductor industries. The combined company’s employees will be uniquely capable of advancing technology to solve the world’s most complex problems and help ensure America prevails in the quantum era.

In terms of next steps, the transaction is expected to close in the second or third quarter of 2026, subject to satisfaction of customary closing conditions, including regulatory reviews and approval by SkyWater shareholders. We are confident that by uniting our breakthrough quantum platform with SkyWater’s manufacturing capabilities, we will accelerate America’s ability to deploy quantum technology for mission critical applications, enhancing our national security, economic strength, and technological superiority.

Please feel free to reach out with any questions. Thank you for your continued support.

Sincerely,

Dean Acosta

SVP, Chief Corporate Affairs & Gov’t Relations Officer

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.